May 5, 2014
Filed Under Rule 433

Registration No. 333-184729

Final Term Sheet

$2,000,000,000
Caterpillar Inc.

$1,000,000,000 3.400% Senior Notes due 2024

$500,000,000 4.300% Senior Notes due 2044

$500,000,000 4.750% Senior Notes due 2064

Issuer:	Caterpillar Inc.

Securities:	3.400% Senior Notes due 2024 4.300% Senior Notes due 2044 4.750% Senior Notes due 2064

Principal Amount:	$1,000,000,000 for Senior Notes due 2024 $500,000,000 for Senior Notes due 2044 $500,000,000 for Senior Notes due 2064

Maturity:	May 15, 2024 for Senior Notes due 2024 May 15, 2044 for Senior Notes due 2044 May 15, 2064 for Senior Notes due 2064

Coupon:	3.400% for Senior Notes due 2024 4.300% for Senior Notes due 2044 4.750% for Senior Notes due 2064

Price to Public:	99.983% for Senior Notes due 2024 99.298% for Senior Notes due 2044 99.676% for Senior Notes due 2064

Yield to Maturity:	3.402% for Senior Notes due 2024 4.342% for Senior Notes due 2044 4.767% for Senior Notes due 2064

Spread to Benchmark Treasury:	+80 basis points for Senior Notes due 2024 +95 basis points for Senior Notes due 2044 +137.5 basis points for Senior Notes due 2064

Benchmark Treasury:	UST 2.750% due February 15, 2024 UST 3.750% due November 15, 2043 UST 3.750% due November 15, 2043

Benchmark Treasury Price & Yield:

101-08+; 2.602% for UST due February 15, 2024 for Senior Notes due 2024

106-20+; 3.392% for UST due November 15, 2043 for Senior Notes due 2044

106-20+; 3.392% for UST due November 15, 2043 for Senior Notes due 2064

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2014

Optional Redemption:

At any time prior to February 15, 2024 (three months prior to maturity), at a discount rate of Treasury Rate plus 12.5 basis points for Senior Notes due 2024

At any time on or after February 15, 2024 (three months prior to maturity), at par for Senior Notes due 2024

At any time prior to November 15, 2043 (six months prior to maturity), at a discount rate of Treasury Rate plus 15 basis points for Senior Notes due 2044

At any time on or after November 15, 2043 (six months prior to maturity), at par for Senior Notes due 2044

At any time prior to November 15, 2063 (six months prior to maturity), at a discount rate of Treasury Rate plus 20 basis points for Senior Notes due 2064

At any time on or after November 15, 2063 (six months prior to maturity), at par for Senior Notes due 2064

Tax Event Redemption of 2064 Notes:	If a “tax event” occurs, we may redeem the Senior Notes due 2064 at par.

Expected Settlement Date:	T+3; May 8, 2014

CUSIP / ISIN:	149123 CC3 / US149123CC35 for Senior Notes due 2024 149123 CD1 / US149123CD18 for Senior Notes due 2044 149123 CE9 / US149123CE90 for Senior Notes due 2064

Ratings:

A2 (Stable) by Moody’s Investors Services, Inc.

A (Stable) by Standard & Poor’s Ratings Services

A (Stable) by Fitch Ratings, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Manager:	Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:

ANZ Securities, Inc.

BBVA Securities Inc.

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Commerz Markets LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

HSBC Securities (USA) Inc.

ING Financial Markets LLC

KBC Securities USA, Inc.

Lloyds Securities Inc. RBC Capital Markets, LLC Standard Chartered Bank TD Securities (USA) LLC The Williams Capital Group, L.P. U.S. Bancorp Investments, Inc.

Tax Event Redemption of the 2064 Notes

If a tax event occurs, we will have the right to redeem the 2064 Notes, at our option, in whole, but not in part, at any time upon a redemption notice delivered within 90 days following the occurrence of such tax event, at a redemption price equal to 100% of the principal amount of the 2064 Notes being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“Tax event” means that we shall have received an opinion of nationally recognized independent tax counsel to the effect that, as a result of:

•                                          any amendment to or change (including any announced prospective amendment or change) in any law or treaty, or any regulation thereunder, of the United States or any of its political subdivisions or taxing authorities;

•                                          any judicial decision, administrative action, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an “administrative or judicial action”);

•                                          any amendment to or change in any official position with respect to, or any interpretation of, an administrative or judicial action or a law or regulation of the United States that differs from the previously generally accepted position or interpretation; or

•                                          a threatened challenge asserted in writing in connection with our audit or an audit of any of our subsidiaries, or a publicly-known threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the 2064 Notes, in each case, occurring or becoming publicly-known on or after May 8, 2014, there is more than an insubstantial increase in the risk that interest paid by us on the 2064  Notes is not, or will not be, deductible, in whole or in part, by us for United States federal income tax purposes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. (toll-free at 1-888-603-5847), J.P. Morgan Securities LLC (call collect at 1-212-834-4533) or Merrill Lynch, Pierce, Fenner & Smith Incorporated (call 1-800-294-1322).

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